SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

CHEVIOT FINANCIAL CORP.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

16677X105
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 16677X105

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 132,983
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 132,983
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.98%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16677X105

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 88,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.31%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16677X105

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 95,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.42%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16677X105

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 52,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.78%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16677X105

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.75%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16677X105

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 63,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16677X105

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 52,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.78%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 16677X105

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 298,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 298,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.46%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 16677X105

1	NAME OF REPORTING PERSONS Sonia Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16677X105

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 535,383
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 535,383
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16677X105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted).  The aggregate purchase cost of the 535,383 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $5,771,997, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 22, 2014, the Issuer, Cheviot Financial Corp. (the "Company") and the Company’s wholly owned subsidiary, Cheviot Savings Bank (the “Bank”), the Reporting Persons and J. David Rosenberg entered into an Agreement (the “Agreement”).  The Agreement provides that Mr. Rosenberg will be appointed by the Company to the class of directors whose term expires at the Annual Meeting of Shareholders to be held in April 2016. Mr. Rosenberg will also be appointed to the Board of Directors of the Bank for a similar term.  During the term of the Agreement, which is scheduled to continue through the date of the Company’s Annual Meeting of Shareholders in 2016, the Reporting Persons and Mr. Rosenberg will not, among other things, solicit proxies in opposition to any recommendations or proposals of the Company’s Board of Directors, initiate or solicit shareholder proposals or seek to place any additional representatives on the Company’s Board of Directors other than Mr. Rosenberg (or any replacement director), oppose any proposal or director nomination submitted by the Board of Directors to the Company’s shareholders, vote for any nominee to the Company’s Board of Directors other than those nominated or supported by the Board of Directors, seek to exercise any control or influence over the management of the Company or the Boards of Directors of the Company or the Bank (although nothing in the Agreement will prevent Mr. Rosenberg, from expressing his views to other members of the Board at duly convened meetings of the Boards of Directors), propose or seek to effect a merger or sale of the Company or initiate litigation against the Company.  In addition, during the term of the Agreement, the Reporting Persons have agreed to vote in favor of the Board of Directors’ nominees for election or re-election as directors of the Company.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is included as Exhibit 99.2 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 6,707,803 Shares outstanding, which is the total number of Shares outstanding, as reported in the Issuer’s Form 10-Q for the period ending June 30, 2014,  filed with the Securities and Exchange Commission on August 12, 2014.

CUSIP No. 16677X105

A.	SAL

(a)	As of the close of business on October 22, 2014, SAL beneficially owned 132,983 Shares.

       Percentage: Approximately 1.98%.

(b)	1. Sole power to vote or direct the vote: 132,983

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 132,983

4. Shared power to dispose or direct the disposition: 0

(c)	SAL has not entered into any transactions in the Shares during the past 60 days.

B.	SIP

(a)	As of the close of business on October 22, 2014, SIP beneficially owned 88,100 Shares.

                               Percentage: Approximately 1.31%.

(b)	1. Sole power to vote or direct the vote: 88,100

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 88,100

4. Shared power to dispose or direct the disposition: 0

(c)	SIP has not entered into any transactions in the Shares during the past 60 days.

C.	SIPII

(a)	As of the close of business on October 22, 2014, SIPII beneficially owned 95,500 Shares.

Percentage: Approximately 1.42%.

(b)	1. Sole power to vote or direct the vote: 95,500

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 95,500

4. Shared power to dispose or direct the disposition: 0

(c)	SIPII has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 16677X105

D.	LSBK

(a)	As of the close of business on October 22, 2014, LSBK beneficially owned 52,100 Shares.

Percentage: Approximately 0.78%.

(b)	1. Sole power to vote or direct the vote: 52,100

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 52,100

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	Broad Park

(a)	As of the close of business on October 22, 2014, Broad Park beneficially owned 50,000 Shares.

Percentage: Approximately 0.75%.

(b)	1. Sole power to vote or direct the vote: 50,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 50,000

4. Shared power to dispose or direct the disposition: 0

(c)	Broad Park has not entered into any transactions in the Shares during the past 60 days.

F.	CBPS

(a)	As of the close of business on October 22, 2014, CBPS beneficially owned 63,200 Shares.

Percentage: Approximately 0.94%.

(b)	1. Sole power to vote or direct the vote: 63,200

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 63,200

4. Shared power to dispose or direct the disposition: 0

(c)	CBPS has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 16677X105

G.	2514 MSF

(a)	As of the close of business on October 22, 2014, 2514 MSF beneficially owned 52,500 Shares.

Percentage: Approximately 0.78%.

(b)	1. Sole power to vote or direct the vote: 52,500

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 52,500

4. Shared power to dispose or direct the disposition: 0

(c)	2514 MSF has not entered into any transactions in the Shares during the past 60 days.

H.	Veteri

(a)
Veteri, (i) as the Corporate General Partner of each of SIP and SIPII, may be deemed the beneficial owner of the 88,100 Shares owned by SIP and the 95,500 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 52,100 Shares owned by LSBK and the 63,200 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 298,900 Shares.

Percentage: Approximately 4.46%.

(b)	1. Sole power to vote or direct the vote: 298,900

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 298,900

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days.

I.	Sonia

(a)	As of the close of business on October 22, 2014, Sonia beneficially owned 1,000 Shares.

Percentage: Approximately 0.01%.

(b)	1. Sole power to vote or direct the vote: 1,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 1,000

4. Shared power to dispose or direct the disposition: 0

(c)	Sonia has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 16677X105

J.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 132,983 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 88,100 Shares owned by SIP and the 95,500 Shares owned by SIPII, and (iii) as the sole officer of Veteri, theTrading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 52,100 Shares owned by LSBK and the 63,200 Shares owned by CBPS, and (iv) as the investment manager for each of Broad Park and 2514 MSF, may be deemed the beneficial owner of the 50,000 Shares owned by Broad Park and the 52,500 Shares owned by 2514 MSF, and (v) as the husband of Sonia, may be deemed the beneficial owner of 1,000 Shares owned by Sonia.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 535,383 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 7.98%.

(b)	1. Sole power to vote or direct the vote: 535,383

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 535,383

4. Shared power to dispose or direct the disposition: 0

(c)	Seidman has not entered into any transactions in the Shares during the past 60 days.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 22, 2014, the Issuer, the Bank, the Reporting Persons and J. David Rosenberg entered into the Agreement as defined and described in Item 4 above.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

CUSIP No. 16677X105

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.2	Agreement dated October 22, 2014, by and among the Issuer, the Bank, the Reporting Persons and J. David Rosenberg.

                (The Agreement is incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 23, 2014.)

Signature Page to Cheviot Financial Corp. Schedule 13D
CUSIP No. 16677X105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2014	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Sonia Seidman
SONIA SEIDMAN

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN